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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                       SHELBY WILLIAMS INDUSTRIES, INC.
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                               (Name of Issuer)


                         Common Stock $.05 par value
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                        (Title of Class of Securities)


                                  822135 10 9
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                                 (CUSIP Number)

Walter Roth, D'Ancona & Pflaum
30 North LaSalle Street, Suite 2900, Chicago, IL 60602  Tel.# (312) 580-2020
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)


                                 April 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 5 to the Schedule 13D of Manfred Steinfeld pertaining to Shelby Williams Industries, Inc. (the "Company"), CUSIP No. 822135 10 9, is filed solely to correct three clerical errors, two of which are contained in the first paragraph of Item 5(c) of Amendment No. 4, filed April 8, 1997, describing a purchase of the Company's shares by the Company's ESOP. Said paragraph is corrected to read as follows:

          "Since February 1, 1997, the ESOP purchased 5,000 [corrected from 50,000] shares of the Company's common stock as follows:


                              NUMBER OF SHARES                  PRICE
     DATE                        PURCHASED                    PER SHARE
    ------                    -----------------               -----------
    4/2/97 [corrected              5,000                        $13.75"
          from 4/2/96]


     In addition, the date of signature on page 5 of Amendment No. 4 is corrected from April 8, 1996 to April 8, 1997.

     Said Amendment No. 4 remains unchanged except for the above clerical corrections.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1997

                                                /s/ Manfred Steinfeld
                                                -----------------------------
                                                    Manfred Steinfeld

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